Redivivus, Inc.

ANNUAL REPORT

214 Main Street, Suite 487
El Segundo, California 90245
(919) 610-6050
https://www.redivivus.tech/

This Annual Report is dated May 20, 2026.

BUSINESS

Redivivus, Inc is a Delaware C-Corporation with primary business in California. In 2023, the Board of Directors and majority shareholders approved a plan for the Company to convert from a C-Corporation in Colorado to a C-Corporation in Delaware. Accordingly, the primary business location of the Company was converted from Colorado to California.

Redivivus was founded with a mission to enable a circular, safe, and resilient supply chain for the U.S. battery industry. We believe that batteries are the foundation for an energy transition and that ultimately, more battery recycling means less mining for critical materials. Our proprietary technologies include Redi-Shred and Redi-Cycle which are based on a hybrid process of hydrometallurgical and electrochemical lithium-ion battery recycling.

Our objective is accomplished in two parts — battery processing/neutralization, and material recovery. Redi-Shred is a battery shredder that neutralizes the battery material and thereby enables the safe and cost-effective transportation of stable battery material. Redi-Cycle is the material recycling process to recover critical material in a lithium-ion battery and return the metals to the super-alloy and stainless-steel industries. Redi-Cycle uses a hybrid process of hydrometallurgical and electrochemical recycling, unique within the battery recycling industry. Our hydrometallurgical and electrochemical process cost-effectively extracts a Nickel and Cobalt ingot from the lithium-ion battery with minimal thermal emissions.

Our approach provides a complete solution for hazardous battery materials and an immediate, efficient, and safe process for reclaiming materials from existing battery waste. We have a patent pending for our Redi-Cycle

technology and Redi-Shred process. In 2025, Redivivus filed additional patent applications for technology developed in relation to Redi-Shred and Redi-Cycle. Our company operates under trade secret confidentiality agreements and invention assignments. We have been granted the trademarks of Redivivus and Redi-Shred.

Previous Offerings

Name: Common Stock & Preferred Stock
Type of security sold: Equity
Final amount sold: $167,579.00
Number of Securities Sold: 9,194,500
Use of proceeds: Redi-Cycle proof of concept and legal fees
Date: April 15, 2020
Offering exemption relied upon: Rule 504, Reg D

Name: Common Stock
Type of security sold: Equity
Final amount sold: $30,000.00
Number of Securities Sold: 13,333
Use of proceeds: Marketing
Date: September 30, 2021
Offering exemption relied upon: Rule 501, Reg D

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

- Revenue

The Company generated revenue of $287,088 in 2025 compared to $61,193 in 2024. The increase in revenue was due to the sale of prototype equipment to an industrial waste management company.

- Cost of Revenue

The Company incurred $134,743 of cost of goods sold in 2025 related to the prototype equipment. The Company did not incur any material cost of goods sold in 2024.

- Gross Margins

The Company generated $152,345 of gross profit in 2025 compared to $61,193 of gross profit in 2024.

- Expenses

Increases in 2025 expenses were primarily driven by General & Administration (G&A) which consisted of accrued and unpaid management compensation.

- Historical results and cash flows:

Cash flow for both 2025 and 2024 were negative from operations due to operating expenses from general administrative expenses. All negative cash flows were funded by external capital financings.

- Cash and On-going Concern:

With a cash balance of $11,937 and Account Payable liability of $189,060 from vendors, the Company has significant risk as an on-going concern. There is less Assets to cover its Total Current Liabilities of $2.1M.

Debt

As of December 31th, 2025, there is $2.7M of total liabilities on the Company's Balance Sheet which consists of $2.1M of short term liabilities and $605,667 related to Simple Agreement for Future Equity ("SAFE") investment from ENEOS CVC.

Given limited cash balance, to extend runway, Management Team has elected to defer cash compensation until additional capital is secured through on-going fundraising efforts. Increase in short term liabilities is largely driven by Accrued Payroll of $942,532.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 11,937.

Debt

As of December 31th, 2025, there is $2.7M of total liabilities on the Company's Balance Sheet which consists of $2.1M of short term liabilities and $605,667 related to Simple Agreement for Future Equity ("SAFE") investment from ENEOS CVC.

Given limited cash balance, to extend runway, Management Team has elected to defer cash compensation until additional capital is secured through on-going fundraising efforts. Increase in short term liabilities is largely driven by Accrued Payroll of $942,532.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Erika Guerrero
Erika Guerrero currently splits her time with Electric Goddess. Erika Guerrero currently services 1-5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
● Position: Industry Engagement, Director
Dates of Service: June 2025 - Present
Responsibilities: As an industry spokesperson, the Director of Industry Engagement will work closely with the Board of Directors and senior leadership team to provide industry insights, project support, and advance Redivivus' business goals.

● Position: Chief Executive Officer
Dates of Service: February 2022 - June 2025
Responsibilities: The CEO is responsible for providing strategic leadership for the company and will closely coordinate and work with the Board of Directors and senior leadership team. The duty of loyalty requires that a CEO always acts in the best interest of a business's shareholder. This includes the responsibility to avoid conflicts of interest.

● Position: Board Member
Dates of Service: January 2020 - Present
Responsibilities: The Board Member is responsible for corporate governance and strategy as an advocate for the shareholders.
Other business experience in the past three years:
● Employer: Electric Goddess
Title: Founder & CEO
Dates of Service: January 2019 - Present
Responsibilities: Business operations, battery industry research & development

Name: Mike Chalapong

Mike Chalapong's current primary role is with Redivivus, Inc. Mike Chalapong currently services up to 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

● Position: Chief Executive Officer

Dates of Service: July 2025 - Present

Responsibilities: The CEO is responsible for providing strategic leadership for the company and will closely coordinate and work with the Board of Directors and senior leadership team. The duty of loyalty requires that a CEO always acts in the best interest of a business's shareholder. This includes the responsibility to avoid conflicts of interest.

● Position: Chief Operating Officer

Dates of Service: October, 2023 - June 2025

Responsibilities: Main responsibilities include overseeing Sales (sales, partnerships, business development), Engineering (R&D and Engineering Operations), Operations (Manufacturing/Service, Supply Chain, Program Management, Customer Success), and grant (application and administration). COO will closely coordinate and work with CEO and senior leadership team to ensure product market fit. The duty of loyalty requires that a COO always acts in the best interest of a business's shareholder. This includes the responsibility to avoid conflicts of interest.

Other business experience in the past three years:

● Employer: Gradient Comfort

Title: Vice President of Operations

Dates of Service: December, 2021 - September, 2023

Responsibilities: Oversee manufacturing ops, supply chain, Q&A.

● Employer: Chalapong Consulting

Title: Operations and Strategy Consultant

Dates of Service: September, 2023 - current

Responsibilities: Advisory services including business operations, supply chain / manufacturing, sourcing and supplier qualification, and P2P systems at startups and small businesses.

Name: Jian Chai

Jian Chai's current primary role is with Redivius, Inc. Jian Chai currently services up to 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

● Position: Chief Financial Officer

Dates of Service: December, 2023 - Present

Responsibilities: Main responsibilities include overseeing Accounting, Finance, Investor Relations, Go-to-market strategy, and general corporate administration. CFO will closely coordinate and work with CEO

and senior leadership team. The duty of loyalty requires that a CFO always acts in the best interest of a business's shareholder. This includes the responsibility to avoid conflicts of interest.

Other business experience in the past three years:
- Employer: Gradient Comfort
Title: Chief Financial Officer
Dates of Service: October, 2021 - November, 2023
Responsibilities: Oversee finance, accounting, strategy and investor relations.

- Employer: HiPOT LLC
Title: Managing Partner
Dates of Service: November, 2023 - Present
Responsibilities: Consulting firm specialized in M&A, strategic finance, and technical accounting for technology companies in manufacturing.

Name: Erik Fleming
Erik Fleming currently services 1- 5 hours per week in his role as Board of Director with the Issuer.
Positions and offices currently held with the issuer:
- Position: Board of Director
Dates of Service: January, 2020 - Present
Responsibilities: Work closely with the CEO and senior leadership team on the strategic direction of the Company. He does not currently receive compensation for his role.
Other business experience in the past three years:
- Employer: Yazaki Innovation Inc
Title: CEO & President
Dates of Service: June, 2022 - March 2026
Responsibilities: Responsible for oversight of all the groups under Yazaki Innovation Inc including Emerging Automotive Group (EAG), Business Development Department (BDD), and Venture Scouting Department (VSD). Providing leadership, strategic planning and direction, operations, and overall P&L responsibility.

- Employer: ERF Consulting Inc
Title: Operations and Supply Chain Consultant
Dates of Service: October, 2018 - July 2022
Responsibilities: Partner with various sized companies to streamline their operations and supply chain strategies • Worked with Brookfield Asset Management to evaluate the Clarios procurement team pre and post-acquisition. • Supported Boosted Boards (for Kholsa Ventures) in sourcing their new line of electric scooters. • Currently run the ops and supply chain for Enverid (for Ajax Strategy). • Leading the sourcing efforts for Aptera (an EV company in San Diego). • Running ops and supply chain for Shaper Tools in San Francisco. • Sit on the board of Redivivus Inc. a Lithium Ion Battery recycling start up.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Erik R. Fleming
Amount and nature of Beneficial ownership: 1,752,500
Percent of class: 27.65

Title of class: Common Stock
Stockholder Name: Erika L. Guerrero
Amount and nature of Beneficial ownership: 926,250
Percent of class: 14.62

Title of class: Common Stock
Stockholder Name: Luke R. Workman
Amount and nature of Beneficial ownership: 926,250
Percent of class: 14.62

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

The amount of security authorized is 25,000,000 with a total of 6,337,115 Common Stock outstanding. In addition, 2023 Stock Incentive Plan was amended to increase to 7,666,876 of stock options.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with

related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified.

●   Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

●   Our business faces serious on-going concerns financially
The Company faces significant uncertainty regarding its ability to continue as a going concern. Despite management's efforts to secure additional financing through fundraising initiatives and the strategic alternatives— the Company has been unable to obtain the capital necessary to sustain its ongoing operations. The absence of adequate funding has materially impaired the Company's ability to meet its financial

obligations, maintain core business activities, and execute on its strategic objectives. As a result, the continuity of the Company's operations is in serious jeopardy, and there can be no assurance that management will be successful in securing the resources required to allow the business to continue as a going concern. These conditions raise substantial doubt about the Company's ability to survive as an operating entity in the near term.

● Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

● Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

● The transferability of the Securities you are buying is limited
Any Common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

● Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

● If the Company cannot raise sufficient funds it will not succeed
The Company offered Common Stock in the amount of up to $1,069,999 in previous offering, and $477,042 was raised net of fees and expenses. The Company is currently in the process of raising additional capital to fund the next phase of growth, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive.

● We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we

cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

● Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

● Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

● Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

● We may never have an operational product or service

It is possible that there may never be an operational Redi-Shred and Redi-Cycle or that the products may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

● Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

● Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Redi-Shred. Delays or cost overruns in the development of our Redi-Shred and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

● Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

● You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

● Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

● We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

● We are an early stage company and have not yet generated any profits

Redivivus, Inc. was formed on Jan. 27, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Redivivus has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

● We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

● We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

● Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

● The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the

cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

● The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

● Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

● We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

● The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Redivivus or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and

companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Redivivus could harm our reputation and materially negatively impact our financial condition and business.

● Protection of on-board equipment during vehicle crash and/ or vehicle safety crash test certifications. Safety systems will need to be designed to maintain a safe load in the event that the Redi-Shred truck is involved in a crash. If the Redi-Shred truck is involved in a crash, then the market may lose confidence in the Redi-Shred technology, rendering it obsolete. Moreover, if the Redi-Shred truck is involved in a crash, the Company may incur significant losses if a crash results in injuries or property damage that the Company must pay for.

● Shredder power requirements for various battery module potting designs.
Battery module designs will vary and continue to develop. The choice and amount of potting in these designs presents technical risk and a potential need to greatly oversize the shredder to handle all module designs. Making these changes will require significant financial resources, and we may be unable to accommodate all necessary changes.

● Contamination Issues
Shredding modules with integrated BMS may present downstream contamination issues for Redi-Cycle or another customer's recycling process. These issues could render the technology obsolete and may require the Company to expend significant financial resources to remedy any such contamination.

● Final economics and weight optimization are still unknown.
Although equipment weight and subsystem design weights have been estimated, final design weights will vary thereby changing the estimated battery shred capacity of each truck.

● Permitting Issues.
Potential permitting issues from the Environmental Protection Agency (EPA), the Department of Transportation (DOT), or local jurisdiction differences may exist between states requiring the final design to be modified to accommodate local requirements. These design changes may be unfeasible or may impose significant financial burdens on the Company.

● Tramp Element Purity.
The Company must achieve tramp element purity levels required for aerospace-grade metal at production rates. The Company may be unable to reach such levels or if it is able to do so, it may be able to do so at costs that impose significant financial burdens on the Company.

● Risk of New Contaminants.

Variations in new battery module designs may introduce risk of new contaminants in-process and require additional purification processes - thereby increasing original operational cost estimates.

- Redi-Shred & Redi-Cycle

The Company has attempted to identify and list the technical risks associated with the Redi-Shred and Redi-Cycle technologies. However, not all risks can be known at this time. As these technologies are further developed, other risks may emerge and the technology may be unable to be marketable in a real world environment. If these technologies fail, or if it is not practical to develop them with economic efficiency, these technologies may be incapable of producing revenues or profits for the Company. If these technologies fail, or if the Company is unable to develop, market, and sell them in a cost-efficient manner, then the value of the Company would be significantly reduced and the value of your investment will be significantly reduced.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Redivivus, Inc.
By /s/ *Mike Chalapong*
Title: CEO

By /s/ *Mike Chalapong*
Name: Mike Chalapong
Title: CEO

By /s/ *Jian Chai*

Name: <u>Jian Chai</u>
Title: CFO

By /s/ *Erik Fleming*
Name: <u>Erik Fleming</u>
Title: Director

By /s/ *Erika Guerrero*
Name: <u>Erika Guerrero</u>
Title: Director

Exhibit A
FINANCIAL STATEMENTS

REDIVIVUS, INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025
AND 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheets 2

Statements of Operations 3

Statements of Changes in Stockholders' Deficit 4

Statements of Cash Flows 5

Notes to Financial Statements 6



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Redivivus, Inc.
El Segundo, California

We have reviewed the accompanying financial statements of Redivivus, Inc. (the "Company,"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 24, 2026
Calabasas, CA 91302

REDIVIVUS INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	11,937	$	64,164
Accounts Receivable		140,741		-
Total Current Assets		**152,678**		**64,164**
Property and Equipment, net		21,884		34,364
Total Assets	**$**	**174,562**	**$**	**98,528**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Accounts Payable		189,060	$	-
Deferred Revenue		140,741		-
Other Current Liabilities		1,801,094		858,562
Total Current Liabilities		**2,130,895**		**858,562**
Simple Agreement for Future Equity (SAFEs)		605,667		604,671
Total Liabilities		**2,736,562**		**1,463,233**
STOCKHOLDERS' DEFICIT				
Common Stock		695		695
Additional Paid in Capital		1,161,229		754,862
Accumulated Deficit		(3,723,924)		(2,120,262)
Total Stockholders' Deficit		**(2,562,000)**		**(1,364,705)**
Total Liabilities And Stockholders' Deficit	**$**	**174,562**	**$**	**98,528**

See accompanying notes to financial statements.

REDIVIVUS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Years Ended December 31,		2025		2024
(USD $ in Dollars)				
Net Revenue	$	287,088	$	61,193
Cost Of Goods Sold		134,743		-
Gross Profit		**152,345**		**61,193**
Operating Expenses				
General And Administrative		1,754,965		1,401,875
Sales And Marketing		46		12,551
Total Operating Expenses		**1,755,011**		**1,414,426**
Operating Loss		**(1,602,666)**		**(1,353,233)**
Interest Expense		-		-
Fair Value in Excess of Stated Value of SAFEs		996		-
Other Loss		-		-
Loss Before Provision For Income Taxes		**(1,603,662)**		**(1,353,233)**
Provision/(Benefit) For Income Taxes		-		-
Net Loss	$	**(1,603,662)**	$	**(1,353,233)**

See accompanying notes to financial statements.

REDIVIVUS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Shareholders' Deficit
	Shares	Amount			
Balance—December 31, 2023	**10,295,215**	**$ 1,030**	**$ 656,550**	**$ (767,029)**	**$ (109,450)**
Relinquishment of shares, cancelled	(3,958,100)	(396)	(70,505)	-	(70,901)
Issuance of Stock	616,865	62	-	-	62
Share-Based Compensation	-	-	168,817	-	168,817
Net Loss	-	-	-	(1,353,233)	(1,353,233)
Balance—December 31, 2024	**6,953,980**	**$ 695**	**$ 754,862**	**$ (2,120,262)**	**$ (1,364,705)**
Share-Based Compensation	-	-	406,367	-	406,367
Net Loss	-	-	-	(1,603,662)	(1,603,662)
Balance—December 31, 2025	**6,953,980**	**$ 695**	**$ 1,161,229**	**$ (3,723,924)**	**$ (2,562,000)**

See accompanying notes to financial statements.

REDIVIVUS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(1,603,662)	$	(1,353,233)
Adjustments to reconcile net loss to net cash used by operating activities:				
Depreciation Expense		12,480		12,480
Share-based Compensation		406,367		168,817
Fair value in excess of stated value of SAFEs		996		-
Creation of Liability for Settlement of Relinquished Shares		-		(396)
Changes In Operating Assets And Liabilities:				
Accounts Receivable		(140,741)		
Accounts Payable		189,060		-
Deferred Revenue		140,741		
Other Current Liabilities		942,532		788,057
Net Cash Used In Operating Activities		**(52,227)**		**(384,274)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of stocks		-		62
Net Cash Provided By Financing Activities		**-**		**62**
Change In Cash and Cash Equivalents		**(52,227)**		**(384,213)**
Cash and Cash Equivalents—Beginning Of The Year		64,164		448,377
Cash and Cash Equivalents—End Of The Year	$	**11,937**	$	**64,164**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	-	$	-
Cash Paid During the Year for Income Taxes	$	-	$	-

See accompanying notes to financial statements.

REDIVIVUS INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

1.   NATURE OF OPERATIONS

Redivivus Inc. was incorporated on January 27, 2020, as a Colorado Corporation. On August 24, 2023, the company underwent a conversion to a Delaware Corporation. The financial statements of Redivivus Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in El Segundo, California.

Redivivus specializes in lithium-ion battery recycling, offering comprehensive services that encompass logistics, battery passivation, and material recovery for end-of-life batteries. Their proprietary Redi-Shred® technology safely neutralizes batteries in any state of charge or health, facilitating efficient and secure recycling processes.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

REDIVIVUS INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Redivivus Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Under this guidance, the Company measures the cost of equity-based awards granted to employees, directors, and non-employee service providers based on the grant-date fair value of the award.

The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model, which requires management to make certain assumptions including the expected term of the award, expected volatility of the Company's common stock, risk-free interest rate, and expected dividend yield.

The risk-free interest rate is based on yields of U.S. Treasury securities with maturities consistent with the expected term of the options. The expected term for employee stock options is estimated using the simplified method, which considers the midpoint between the vesting term and the contractual life of the option. Because the Company's common stock is not publicly traded and does not have sufficient historical trading data, the expected volatility is

estimated based on the historical volatility of comparable publicly traded companies within the Company's industry. The expected dividend yield is assumed to be zero, as the Company has not historically paid dividends and does not currently anticipate paying dividends in the foreseeable future.

The Company estimates the fair value of its common stock for purposes of determining the grant-date fair value of stock options based on available information, including recent sales of the Company's common stock to third parties and other relevant valuation considerations.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award. Forfeitures are recognized as they occur.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as, control of the promised goods or services is transferred to customers.

The Company will earn revenue from the sale of its safe transportation of battery material and cost-effective recycling that supports long-term, multi-planetary life.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $46 and $12,551, which is included in sales and marketing expenses.

SAFE Agreements

The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with the guidance in ASC 480-10-25. The SAFEs represent instruments that obligate the Company to issue a variable number of equity shares upon the occurrence of certain future triggering events (such as equity financing, liquidity events, or dissolution) in exchange for a fixed monetary investment and are subject to valuation caps.

Because the SAFEs may be required to be settled in cash or a variable number of shares upon a change of control or liquidation event, and such events are not solely within the Company's control, they are considered mandatorily

redeemable financial instruments or net-settled obligations under ASC 480-10-25-8. As such, the SAFEs do not meet the criteria for classification as equity and are instead classified as liabilities in the Company's balance sheet.

The Company has therefore determined that classification as a liability is appropriate based on the following considerations:

- The SAFEs contain provisions that require the Company to transfer assets (i.e., settle in cash or a variable number of shares).
- The settlement features are outside the sole control of the Company (e.g., in a change of control).
- The SAFEs do not qualify as permanent equity instruments.

The SAFEs are measured at fair value, with changes in fair value recognized in the statement of operations each period in accordance with ASC 480 and ASC 825-10. The fair value of the SAFEs is determined using valuation techniques that consider the underlying terms of the instruments and relevant market inputs.

Related Party Transactions

The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of December 31,	2025	2024
Accrued Compensation	$ 1,801,094	$ 734,510
Accrued Expenses	-	53,547
Fees for Separation Agreement	-	70,505
Total Other Current Liabilities	**$ 1,801,094**	**$ 858,562**

4. PROPERTY AND EQUIPMENT

As of December 31, 2025, and December 31, 2024, property and equipment consists of:

As of December 31,	2025	2024
Equipment	$ 62,450	$ 62,450
Property and Equipment, at cost	**62,450**	**62,450**
Accumulated Depreciation	(40,566)	(28,086)
Property and Equipment, net	**$ 21,884**	**$ 34,364**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2025, and 20234 were in the amount of $12,480 and $12,480, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 25,000,000 shares of Common stock with a par value of $0.0001 as a Delaware Corporation. As of December 31, 2025, and December 31, 2024, 6,953,980 and 6,953,980 shares have been issued and were outstanding, respectively.

In 2024, the Company entered into separation agreements with three shareholders, under which they relinquished and transferred a total of 3,958,100 shares of common stock back to the Company. In exchange, the Company agreed to make separation payments totaling $70,505, payable in five monthly installments, beginning on the earlier of (i) January 1, 2025, or (ii) two business days after securing at least $3,000,000 in new capital from the next qualified financing. If the Company fails to complete the payments by June 1, 2025, it will be required to issue fully vested stock options. The $70,505 has been recorded as Fees for Separation Agreement under Other Current Liabilities.

6. SHARE-BASED COMPENSATION

In 2023, the Company authorized the Stock Option Plan (the "Plan") to provide equity-based incentives to employees, non-employee directors, and non-employee consultants. In 2024, the Company approved an increase in the total share allocation under its Equity Plan, expanding the number of shares from 1.5 million to 7.7 million. This adjustment was made to support the Company's long-term growth strategy and align with its equity-based compensation and financing objectives. The increase was formally approved through a Written Consent of Stockholders on October 4, 2024.

Under the Plan, the Company has now reserved 7,666,876 shares of its Common Stock for the issuance of stock options, stock appreciation rights, and stock awards (performance shares). Stock options generally have an exercise

price no lower than the fair market value of the underlying stock at the grant date and a four-year term. The number of awards granted annually to an individual is subject to specific limits based on the award type.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of December 31,	2025	2024
Expected life (years)	10.00	10.00
Risk-free interest rate	4.29%	3.95%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using a simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	41,040	$ 0.55	9.79
Granted	6,815,340	0.14	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	6,815,340	$ 0.14	9.99
Exercisable Options at December 31, 2024	1,294,408	$ 0.14	9.99
Granted	-	-	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2025	6,815,340	$ 0.14	9.01
Exercisable Options at December 31, 2025	4,398,804	$ 0.14	9.01

Stock option expenses for the years ended December 31, 2025, and December 31, 2024, were $406,367 and $168,817, respectively.

7.   DEBT

Simple Agreements to Future Equity

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of December 31,	
Simple Agreements for Future Equity	**Principal Amount**	**Borrowing Period**	**Valuation Cap**	**Discount**	**2025**	**2024**
SAFE 2023	$ 600,000	Fiscal Year 2023	No Set	75%	$ 600,000	$ 600,000
Fair Value in Excess of Stated Value of SAFEs	-	-	-	-	5,667	4,671
Total SAFE(s)					**$ 605,667**	**$ 604,671**

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

For The Year Ended December 31,	**2025**	**2024**
Net Operating Loss	$ (478,532)	$ (403,805)
Valuation Allowance	478,532	403,805
Net Provision for Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,	2025	2024
Net Operating Loss	$ (1,349,868)	$ (871,335)
Valuation Allowance	1,349,868	871,335
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $949,974. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

In 2025, the Company accrued compensation for the period from March 2024 to December 31, 2025, for the following key management personnel and therefore a related party: Mike Chalapong, CEO ($342,513), Jian Chai, CFO ($407,551), Erika L. Guerrero, Co-Founder, Industry Engagement ($409,056), and Lucas R. Workman, Chief Scientist ($409,056), Cathy Alverson ($146,699) and Tom Edwards ($42,672). The outstanding balance of the accrued payroll on December 31, 2025 and 2024, is $1,801,094 and $734,510. These individuals are shareholders and key employees of the Company.

10.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has incurred recurring losses from operations and had a net loss of approximately $1,602,665 for the year ended December 31, 2025. As of that date, the Company had limited cash resources of approximately $11,937. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued.

Management plans to address these conditions through a combination of raising additional capital, generating revenue from operations, and managing operating expenses. However, there can be no assurance that these plans will be successful.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

12. SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.

I, ___Mike Chalapong_____ (Print Name), the _____CEO_____(Principal Executive Officers) of _____Redivivus, Inc_____(Company Name), hereby certify that the financial statements of _____Redivivus, Inc_____ (Company Name) and notes thereto for the periods ending ___12/31/2025_____ (first Fiscal Year End of Review) and _____12/31/2024_____ _____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Redivivus has not yet filed its federal and state tax return for 2025

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _____4/29/2025_____ (Date of Execution).

Signed by:
Mike Chalalong
28AABE2F45DF421
_____ (Signature)
CEO
_____ (Title)
4/29/2025
_____ (Date)